UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul, 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished to the Securities and Exchange Commission on August 2, 2016 (the “Original Report”). This Amended Report amends the Original Report to (i) amend the date of the Stock Swap to October 19, 2016 under “8. Schedule for the Stock Swap,” (ii) amend the expected date of delivery of share certificates to October 31, 2016 in “8. Schedule for the Stock Swap,” (iii) amend the expected date of listing of new shares to November 1, 2016 in “8. Schedule for the Stock Swap” and (iv) update paragraphs b. and d.(3) in “16. Other Investment Considerations” to reflect that the dissent filing period for the Stock Swap expired on August 22, 2016 and that the Stock Swap will proceed as a small-scale stock swap as shareholders owning less than 20% of the total number of issued shares of KB Financial Group provided notice of opposition of the Stock Swap during the dissent filing period. No other change to the Original Report is made by this Amended Report.

The information set forth in “8. Schedule for the Stock Swap” and “16. Other Investment Considerations” of the Original Report is amended and replaced as follows:

8.	Schedule for the Stock Swap

Event		Date
Date of the Stock Swap Agreement		August 2, 2016
Record date		August 12, 2016
Closure of the shareholder register	Start date	August 13, 2016
	End date	August 18, 2016
Dissent filing period	Start date	August 9, 2016
	End date	August 22, 2016
Expected date of shareholders’ meeting		—
Appraisal right exercise period	Start date	—
	End date	—
Period for submission of old share certificates	Start date	—
	End date	—
Expected period for suspension of trading		—
Date of the Stock Swap (“Stock Swap Date”)		October 19, 2016
Expected date of delivery of share certificates		October 31, 2016
Expected date of listing of new shares		November 1, 2016

16.	Other Investment Considerations

a.	The Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC. Accordingly, an approval by the board of directors will replace an approval of the general meeting of shareholders required under paragraph (1) of Article 360-3 of the KCC.

b.	Pursuant to paragraph (5) of Article 360-10 of the KCC, if shareholders owning 20% or more of the total number of shares issued by KB Financial Group oppose the Stock Swap, the small-scale stock swap procedure may be changed to an ordinary stock swap procedure. However, the dissent filing period for the Stock Swap (August 9 – 22, 2016) has expired and notices of opposition to the Stock Swap were received from shareholders owning less than 20% of the total number of issued shares of KB Financial Group during the dissent filing period. Accordingly, the Stock Swap will proceed as a small-scale stock swap.

c.	The figures set forth under “2. Stock Swap Target Corporation — f. Key financial data for the most recent fiscal year” above are based on the consolidated financial statements of Hyundai Securities for the 2015 fiscal year.

d.	Upon the occurrence of any of the following events, the Stock Swap Agreement may be amended or terminated:

(1)	At any time prior to the Stock Swap Date, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement by written agreement.

(2)	Until the Stock Swap Date, if any matters relating to the terms and conditions of the Stock Swap Agreement violate any relevant laws or accounting standards, KB Financial Group and Hyundai Securities may, by mutual agreement, amend the Stock Swap Agreement to conform to the relevant laws and accounting standards.

(3)	If, within 7 days of the public announcement or notice of the Stock Swap (the relevant record date), shareholders owning 20% or more of the total number of shares issued by KB Financial Group provide notice, in writing, of their opposition to the Stock Swap, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement. However, the dissent filing period for the Stock Swap (August 9 – 22, 2016) has expired and notices of opposition to the Stock Swap were received from shareholders owning less than 20% of the total number of issued shares of KB Financial Group during the dissent filing period. Accordingly, the Stock Swap will proceed as a small-scale stock swap.

(4)	If, due to the exercise of appraisal rights by shareholders dissenting to the Stock Swap, the total share purchase price payable by Hyundai Securities to the dissenting shareholders (calculated on the basis of the expected share purchase price proposed by Hyundai Securities) exceeds KRW 770 billion, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement.

(5)	If the necessary authorizations or approvals from the board of directors, the general meeting of shareholders, the government or other relevant authorities are not obtained, or if the Stock Swap results in an incurable violation of law which is expected to have a material adverse effect on KB Financial Group and Hyundai Securities, KB Financial Group and Hyundai Securities may terminate the Stock Swap Agreement.

(6)	If any of the following events occurs before the Stock Swap Date, KB Financial Group and Hyundai Securities may, through consultation, terminate or amend the Stock Swap Agreement.

i.	There is a material adverse change to the assets or management status of KB Financial Group or Hyundai Securities as a result of a force majeure event or other causes.

ii.	The swap ratio set forth in the Stock Swap Agreement cannot be maintained due to its unfairness or the occurrence of other material causes.

(7)	KB Financial Group or Hyundai Securities may enter into a separate agreement regarding matters necessary for the Stock Swap, in which case such separate agreement shall be deemed to be a part of the Stock Swap Agreement.

(8)	If the Stock Swap Agreement is terminated pursuant to (1) – (7) above, neither KB Financial Group nor Hyundai Securities nor any of their respective shareholders, employees, agents or other representatives shall have any liability under the Stock Swap Agreement or in relation to the Stock Swap.

e.	The above matters and schedule may be amended through consultation with or approval by the relevant authorities or through consultation between the contracting parties.

f.	Specific matters relating to the Stock Swap that have not been determined by the board of directors of KB Financial Group are delegated to the representative director of KB Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: September 1, 2016	By: /s/ Jungsoo Huh
(Signature)
	Name:	Jungsoo Huh
	Title:	Senior Managing Director